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                                                                                 Exhibit 99(b)

                           Entergy Gulf States, Inc.
                Computation of Ratios of Earnings to Fixed Charges and
         Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                 June 30,
                                                                 1991      1992      1993      1994      1995      1996

Fixed charges, as defined:
  Interest on long-term debt                                    $201,335  $197,218  $172,494  $167,082  $181,994  $178,499
  Interest on notes payable                                       27,953    21,155    19,440    20,203       810       862
  Other interest                                                  29,169    26,564    10,561     7,957     8,074     7,839
  Amortization of expense and premium on debt-net(cr)              1,999     3,479     8,104     8,892     9,346     9,177
  Interest applicable to rentals                                  24,049    23,759    23,455    21,539    16,648    15,015
                                                                ----------------------------------------------------------
Total fixed charges, as defined                                  284,505   272,175   234,054   225,673   216,872   211,392

Preferred dividends, as defined (a)                               90,146    69,617    65,299    52,210    44,651    44,912
                                                                ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined      $374,651  $341,792  $299,353  $277,883  $261,523  $256,304
                                                                ==========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                   $112,391  $139,413   $69,462  ($82,755) $122,919  ($29,186)
  Add:
    Income Taxes                                                  48,250    55,860    58,016   (62,086)   63,244    61,378
    Fixed charges as above                                       284,505   272,175   234,054   225,673   216,872   211,392
                                                                ----------------------------------------------------------
Total earnings, as defined (b)                                  $445,146  $467,448  $361,532   $80,832  $403,035  $243,584
                                                                ==========================================================
Ratio of earnings to fixed charges, as defined                      1.56      1.72      1.54      0.36      1.86      1.15
                                                                ==========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                    1.19      1.37      1.21      0.29      1.54      0.95
                                                                ==========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges by $144.8 million. Earnings for the year ended December 31, 1994, and June 30, 1996 for GSU were not adequate to cover fixed charges and preferred dividends by $197.1 million and $12.7 million, respectively.

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